UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended December 31, 2000

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from ________ to ________

Commission File Number 0-10964

MAXWELL TECHNOLOGIES, INC. 401(k) Savings Plan

9244 Balboa Avenue

San Diego, CA 92123

MAXWELL TECHNOLOGIES, INC.

9244 Balboa Avenue

San Diego, CA 92123

Maxwell Technologies, Inc.
401(k) Savings Plan

Audited Financial Statements and
Supplemental Schedules

Year ended December 31, 2000

Contents

Report of Ernst & Young, LLP, Independent Auditors	1
Audited Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000	3
Notes to Financial Statements	4
Supplemental Schedules
Schedule H, Line 4d - Schedule of Non-Exempt Transactions for the year ended December 31, 2000	11
Schedule H, Line 4i - Schedule of Assets (Held at end of year) as of December 31, 2000	12
Exhibit 23.1 - Consent of Ernst & Young, LLP	13

Report of Ernst & Young LLP, Independent Auditors

Maxwell Technologies, Inc. as
Plan Administrator of Maxwell Technologies, Inc.
401(k) Savings Plan

     We have audited the accompanying statements of net assets available for benefits of Maxwell Technologies, Inc. 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999 and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000 and non-exempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
ERNST & YOUNG LLP

San Diego, California
May 23, 2001

Maxwell Technologies, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2000	1999

Investments, at fair value:
Declared rate funds	$24,536,732	$27,818,244
Pooled separate accounts	37,027,083	42,319,286
Common stock	561,934	294,359
Participant loans	627,426	705,832
Total investments	62,753,175	71,137,721

Receivables:
Employee contributions receivable	167,376	123,386
Employer contributions receivable	49,850	43,992
Total receivables	217,226	167,378
Net assets available for benefits	$62,970,401	$71,305,099

See accompanying notes.

Maxwell Technologies, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2000

Additions:
Employee contributions	$3,001,890
Rollover contributions	410,892
Employer contributions	874,722
Transferred assets	2,319,094
Loan principal transfers in	29,795
Interest	1,487,774
Net depreciation in fair value of investments	(5,279,878)
Total additions	2,844,289

Deductions:
Benefits paid to participants	11,168,383
Administrative expenses	10,604
Total deductions	11,178,987

Net decrease	(8,334,698)
Net assets available for benefits:
Beginning of year	71,305,099
End of year	$62,970,401

See accompanying notes.

Maxwell Technologies, Inc.
401(k) Savings Plan

Notes to Financial Statements

December 31, 2000

1. Significant Accounting Policies

Basis of Accounting

The financial statements of the Maxwell Technologies, Inc. (the "Company") 401(k) Savings Plan (the "Plan") are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts from the prior year have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition

Investments in pooled separate accounts are valued at current fair value, which represents the net asset value of units held at year-end. Maxwell Technologies Common Stock is valued at fair value based on quoted market price. Declared rate funds (CIGNA Guaranteed Long-Term Fund and Guaranteed Short-Term Fund) are valued at fair value, which approximates market rates. Interest rates are adjusted semiannually. Declared rate funds have no maturity dates or penalties for early withdrawals. The funds are not fully benefit responsive. Upon the Plan's discontinuance with CIGNA, CIGNA has the right to hold the fund's assets for five years and pay it out to the Plan Sponsor in annual installments. There are no reserves against the declared rate fund value for credit risk of the rate fund issuer or otherwise. The participant loans are valued at cost, which approximates fair value.

The CIGNA Guaranteed Long-Term Fund consists of two components; the Guaranteed Long-Term Fund which invests primarily in high-quality fixed income instruments, principally intermediate term bonds and commercial mortgages within Connecticut General's General Account and a short-term cash component held in the insurance company's Guaranteed Short-Term Account which consists of unallocated funds at year end.

Purchases and sales of investments are reflected on the trade dates. Interest income is recorded on the accrual basis.

2.  Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan. The effective date of the Plan is August 1, 1983. The Plan was amended and restated in its entirety effective July 1, 1998. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is exposed to credit risk in the event of default by the financial institutions or issuers of the investments to the extent of the amounts recorded on the statement of net assets available for benefits.

Eligibility

Employees of the Company who have at least 90 days of service are eligible to enter the Plan. After one year of service, employees are eligible to participate in the Company's matching and discretionary contributions. An eligible employee may enter the Plan as an active member on the first day of a full payroll period.

Contributions

Participants may contribute up to 15% of pretax annual compensation, subject to the limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans.

Participants may elect to make after-tax contributions to their own account and designate the manner in which these funds will be invested. Such voluntary contributions may be up to 10% of compensation less the amount of Tax-Deferred Contributions participants made during the year.

The Company's matching contribution is 50% of the first 6% of base compensation that a participant contributes to the Plan.

The Company may also make annual discretionary contributions in an amount determined at the Plan year-end. The discretionary contribution is allocated to participants in the ratio that their compensation bears to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions in 2000.

Participant Accounts

Each participant's account is credited with the participant's contributions, the participant's share of the employer's contributions, if any, and Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

A participant is immediately vested in his contributions to the Plan as well as the employer's contributions to the Plan.

Hardship Withdrawals

Participants may withdraw all or a percentage of their account balances attributable to their own contributions upon approval of the Plan Administrator and subject to Internal Revenue Service hardship withdrawal rules. After making a withdrawal, a participant is suspended from making additional contributions for a period of twelve months from the effective date of the withdrawal.

Withdrawals

Participants may make a cash withdrawal at any time from their After-Tax Contributions Sub-Account.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates range from 7% to 11%. Principal and interest is paid through payroll deductions. Participants may have up to two outstanding loans at a time.

Payments of Benefits

Upon termination of service, death, disability or retirement, a participant or his beneficiary may receive a lump-sum amount equal to the vested value of his or her account or elect to receive installment payments. If the participant's account is $5,000 or less, the Company may distribute the entire balance in a lump sum.

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved prior to Plan year end, but not paid, totaled $260,193 and $0 at December 31, 2000 and 1999, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

3. Investments

The Connecticut General Life Insurance Company, custodian of the Plan, holds the Plan's investments and executes all investment transactions.

During 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Pooled separate accounts	$(5,534,532)
Common stock	254,654
$(5,279,878)

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31,
	2000	1999

CIGNA Guaranteed Long-Term Fund	$24,536,665	$27,803,168
CIGNA Stock Market Index Fund	7,100,209	8,611,554
Fidelity Advisor Growth Opportunities Fund	-	12,572,207
Warburg Pincus Advisor Emerging Growth Fund	-	5,936,921
CIGNA Lifetime 40 Fund	6,967,082	6,748,333
Janus Worldwide Fund	5,808,887	6,081,943
Chtr Lg. Co. Stock Growth II - Morgan	7,642,098	-
Invesco Dynamics	5,534,069	-

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 14, 1995, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2000:

Net assets available for benefits per the financial statements	$62,970,401
Benefits payable	(260,193)
Net assets available for benefits per the Form 5500	$62,710,208

Supplemental Schedules

Maxwell Technologies, Inc.

401(k) Savings Plan

Employer ID# 95-2390133 Plan #002

Schedule H, Line 4d - Schedule of Non-Exempt Transactions

December 31, 2000

(a) Identity of Party Involved	(b) Relation to Plan Employer or Other Party-in-Interest	(c) Description of Transactions Including Maturity Date, Rate, of Interest, Collateral, Par or Maturity Value

Maxwell Technologies, Inc.	Employer/Plan Sponsor	Contributions totaling $101,352 for the payroll period of July 23, 2000 were deposited on August 25, 2000.
Maxwell Technologies, Inc.	Employer/Plan Sponsor	Contributions totaling $99,987 for the payroll period of November 11, 2000 were deposited on December 22, 2000.

Maxwell Technologies, Inc.

401(k) Savings Plan

Employer ID# 95-2390133 Plan #002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2000

(a)	(b) Identity of Issue	(c) Description of Asset	(d) Cost	(e) Current Value
*	Connecticut General Life Insurance Company:
	CIGNA Guaranteed Long-Term Fund	51.1481 units	24,536,665	$24,536,665
	CIGNA Guaranteed Short-Term Account	66.7700 units	67	67
				24,536,732
	Pooled separate accounts:
	CIGNA Stock Market Index Fund	71.4042 units	6,409,554	7,100,209
	Fidelity Advisor Growth Opportunities Fund	66.1028 units	-	-
	Warburg Pincus Advisor Emerging Growth Fund	59.9426 units	-	-
	CIGNA Lifetime 20 Fund	23.9159 units	704,871	765,763
	CIGNA Lifetime 30 Fund	23.1659 units	639,542	719,110
	CIGNA Lifetime 40 Fund	22.1134 units	5,308,458	6,967,082
	CIGNA Lifetime 50 Fund	20.9625 units	303,808	331,300
	CIGNA Lifetime 60 Fund	18.6708 units	890,328	1,016,192
	Janus Worldwide Fund	74.3826 units	5,354,797	5,808,887
	Core Bond Enhanced Index Fund	11.1141 units	12,743	12,974
	Charter High Yield Bond - CIGNA	8.5796 units	71,323	64,079
	Charter Large Company Stock Value I - Levin	15.8919 units	230,936	234,393
	Charter Large Company Stock Growth II - Morgan	13.0181 units	9,052,901	7,642,098
	Invesco Dynamics	34.5428 units	7,293,863	5,534,069
	Charter Small Company Stock Value I - Berger	14.4898 units	556,886	625,857
	Charter Small Company Stock Growth II - Timessquare	17.1426 units	190,948	205,070
*	Participant loans	7% - 11% interest; various maturities	-	561,934

*	Maxwell Technologies, Inc. Common Stock	42,003 shares	457,733	627,426
				$62,753,175

* Party-in-interest to the Plan.

Exhibit 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the inclusion of our report dated May 23, 2001, with respect to the financial statements and supplemental schedules of the Maxwell Technologies, Inc. 401(k) Savings Plan, in this Annual Report (Form 11-K) for the year ended December 31, 2000.

/s/ Ernst & Young LLP
ERNST & YOUNG LLP

San Diego, California
June 26, 2001